March 18, 2026

U.S. Global Investors Funds

7900 Callaghan Road

San Antonio, TX 78229

Re: Fund Expense Caps

This is to confirm and acknowledge that, effective May 1, 2026, U.S. Global Investors, Inc. will continue to voluntarily limit, through April 30, 2027, total operating expenses of each of the U.S. Global Investors Funds listed below to not exceed the specified percentage of average net assets on an annualized basis.

The Adviser retains the right to revise or eliminate these voluntary limitations at any time, at its discretion, and without advance notification to the Board of Trustees of U.S. Global Investors Funds.

Fund	Percentage of Average Net Assets
U.S. Government Securities Ultra-Short Bond Fund	0.45%

Sincerely,

/s/ Frank E. Holmes

Frank E. Holmes

Chief Executive Officer

U.S. Global Investors, Inc.